

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

February 5, 2007

Ms. Tina Klocke
Chief Financial Bear, Treasurer and Secretary
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

> **Re: Build-A-Bear Workshop, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 1, 2006, July 1, 2006**
> **and September 30, 2006**
> **Filed May 10, 2006, August 10, 2006 and November 9, 2006**
> **Response Letter Dated January 11, 2007**
> **File No. 1-32320**

Dear Ms. Klocke:

We have reviewed your response letter and have the following comment. As indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 36

1.   We have reviewed your response to prior comment 1 in our letter dated December 29, 2006. We note your proposal to address our comment by removing the reference to the level of assurance in your disclosure controls and procedures in future filings. However, since your Form 10-K for the fiscal year ended December 31, 2005 is unclear as to whether your disclosure controls and procedures were effective at the reasonable assurance level, we believe that an

Ms. Tina Klocke
Build-A-Bear Workshop, Inc.
February 5, 2007
page 2

amendment is required. Please also revise your filing to include other proposed
changes resulting from other comments in our letter dated December 29, 2006.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
response to our comment.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief